UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Holding(s) in Company dated July 26, 2022
99.2	Press Release entitled Holding(s) in Company dated July 26, 2022
99.3	Press Release entitled Director/PDMR Shareholding dated July 26, 2022

99.1

26 July 2022

Haleon plc
TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		Haleon plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		GSK plc
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)
Name		Vidacos Nominees Limited
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached :		25 July 2022
6. Date on which issuer notified (DD/MM/YYYY):		25/07/2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B)
Resulting situation on the date on which threshold was crossed or reached	12.94	0	12.94	1,195,320,110
Position of previous notification (if applicable)	12.94	0	12.94

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BMX86B70		0	1,195,320,110	0	12.94

SUBTOTAL 8. A	1,195,320,110			12.94

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate	Exercise/Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash Settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
			X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc (Chain 1)	5.44		5.44
GlaxoSmithKline Holdings Limited (Chain 1)	5.44		5.44
GlaxoSmithKline Finance plc (Chain 1)	5.44		5.44
Glaxo Group Limited (Chain 1)	5.44		5.44

GSK plc (Chain 2)	4.74		4.74
GSK LP Limited (Chain 2)	4.74		4.74
GSK GP 1 Limited (Chain 2)	4.74		4.74
GSK (No. 1) Scottish Limited Partnership (Chain 2)	4.74		4.74

GSK plc (Chain 3)	1.78		1.78
GSK LP Limited (Chain 3)	1.78		1.78
GSK GP 1 Limited (Chain 3)	1.78		1.78
GSK (No. 2) Scottish Limited Partnership (Chain 3)	1.78		1.78

GSK plc (Chain 4)	0.98		0.98
GSK LP Limited (Chain 4)	0.98		0.98
GSK GP 2 Limited (Chain 4)	0.98		0.98
GSK (No. 3) Scottish Limited Partnership (Chain 4)	0.98		0.98

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
This notification relates to the transfer by GSK plc of its direct retained 5.44% stake in Haleon plc to Glaxo Group Limited (a wholly owned subsidiary of GSK plc and the holder of other external minority interests of the GSK group).

The GSK group's aggregate interest in Haleon plc remains unchanged following the transfer.  A separate TR-1 has also been submitted today by GSK plc on behalf of Glaxo Group Limited and Glaxo Group Limited's parent undertakings (other than GSK plc) to satisfy their notification obligations.

Glaxo Group Limited, GSK (No. 1) Scottish Limited Partnership, GSK (No. 2) Scottish Limited Partnership and GSK (No. 3) Scottish Limited Partnership hold their shares in Haleon plc via a custodian, Vidacos Nominees Limited, which holds the legal title to those shares on their behalf pursuant to a custody arrangement.

These calculations are based on an issued share capital of Haleon plc of 9,234,573,831 ordinary shares.

Place of completion	London, England
Date of completion	25 July 2022

99.2

26 July 2022

Haleon plc
TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedi:		Haleon plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		Glaxo Group Limited (and GlaxoSmithKline Finance plc and GlaxoSmithKline Holdings Limited as parent undertakings of Glaxo Group Limited)
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)
Name		Vidacos Nominees Limited
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached:		25 July 2022
6. Date on which issuer notified (DD/MM/YYYY):		25/07/2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B)
Resulting situation on the date on which threshold was crossed or reached	5.44	0	5.44	502,727,073
Position of previous notification (if applicable)	N/A	N/A	N/A

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BMX86B70		502,727,073	N/A	5.44	N/A

SUBTOTAL 8. A	502,727,073			5.44

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate	Exercise/Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash Settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
			X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
GSK plc	5.44		5.44
GlaxoSmithKline Holdings Limited	5.44		5.44
GlaxoSmithKline Finance plc	5.44		5.44
Glaxo Group Limited	5.44		5.44

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
GSK plc is making this notification on behalf of Glaxo Group Limited, GlaxoSmithKline Finance plc and GlaxoSmithKline Holdings Limited.

This notification relates to the acquisition by Glaxo Group Limited (a wholly owned subsidiary of GSK plc and the holder of other external minority interests of the GSK group) of GSK plc's direct retained 5.44% stake in Haleon plc. The GSK group's aggregate interest in Haleon plc remains unchanged following the transfer, as can be seen by referring to the TR-1 submitted by GSK plc on today's date in respect of its own notification obligation.

Glaxo Group Limited holds its shares in Haleon plc via a custodian, Vidacos Nominees Limited (as detailed in section 4 above), which holds the legal title to those shares on Glaxo Group Limited's behalf pursuant to a custody arrangement.

These calculations are based on an issued share capital of Haleon plc of 9,234,573,831 ordinary shares.

Place of completion	London, England
Date of completion	25 July 2022

99.3
HALEON PLC

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

26 July 2022

Notification and Public Disclosure in accordance with the requirements of The EU Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 22 July 2022, Haleon plc (the "Company") received notification of the following transaction as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian McNamara
2	Reason for the notification
a)	Position/status	Chief Executive Officer - Person Discharging Managerial Responsibilities
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Haleon plc American Depositary Shares (ADS)

	Identification code	US405552100

b)	Nature of the transaction
ADSs received in the Company on 21 July 2022 in respect of Mr McNamara's personal shares held, and in accordance with the terms of the demerger from GSK as disclosed in the Company's prospectus dated 1 June 2022.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		n/a	235

d)	Aggregated information

	- Aggregated volume	235

	- Price	n/a
e)	Date of the transaction	21 July 2022
f)	Place of the transaction	New York Stock Exchange

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: July 26, 2022	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary